Amendment Agreement to Draft Term Sheet: Equity Financing Mechanism (Agreement)

Whereas WISeKey International Holding Ltd (WISeKey) and arago GmbH (arago) (WISeKey and arago each a Party and together the Parties) have entered into an Equity Financing Mechanism Agreement, dated 02 April 2021, and an Addendum Agreement, dated 28 July 2021 (together the Financing Agreement) pursuant to which the Parties have agreed on the mechanism and terms for WISeKey to provide equity financing to arago;

Whereas WISeKey has so far provided to arago an amount of 3,081,761 Euro for the purposes of repaying the Harbert loan, 1,170,000 Euro for the purposes of clearing historic backlog invoices and 2,613,214 Euro for arago's operational funding requirements (the Existing Equity Funding) under the Financing Agreement;

Whereas Hans-Christian Boos through Aquilon Invest GmbH and OGARA GmbH (together the Affiliates) has the right to sell to WISeKey its remaining stake in arago currently amounting to ~49% of arago's entire share capital (the HCB Stake) in exchange of 12,327,506 WISeKey class B shares (the Put Option).

Whereas Arago requires additional short-term financing (the Bridge Funding) to enable it to pay key suppliers and continue operations whilst a potential disposal of the business is negotiated. In the event that WISeKey sells its 51% shareholding to the potential acquirer, then any Bridge Funding would be paid to WISeKey by the acquirer in addition to the sale proceeds.

The Parties have agreed on WISeKey providing Bridge Funding to arago up to a total amount of 1,308,176.08 Euro and therefore wish to extend the Financing Agreement as follows:

1.	WISeKey shall facilitate additional equity financing for an additional amount of up to 1,308,176.08 Euro (the Bridge Funding), to address the cash requirements and debts of arago by way of a convertible loan (as further specified below).

2.	The Future Equity Financing will be provided as agreed between the parties, starting with an initial 1,000,000 Euro upon signature of this agreement. An amount of 308,176.08 will be paid on 31 January 2022 to cover the instalment due under the Harbert loan.

3.	All payments made to third parties by arago using the funds, regardless of the amount, provided as part of this Agreement will still require approval by WISeKey's CFO or CEO.

4.	In the event that the acquirer chooses not to proceed with the purchase of WISeKey's shareholding in arago, Hans-Christian Boos accepts that the terms and conditions set forth in the Financing Agreement, including but not limited to the Conversion and the Conversion Price will apply to the additional funding.

a.	With the sole exception that the Conversion Price will be the VWAP of one WISeKey class B share as quoted on the SIX Swiss Exchange during the twenty (20) consecutive SIX Swiss Exchange trading days until the trading day preceding the Conversion Notice issued by WISeKey.

WISEKEY INTERNATIONAL HOLDING AG

/s/Carlos Moreira	/s/Peter Ward
Name: Carlos Moreira	Name: Peter Ward
Title: CEO	Title: CFO
Date:	Date:

ARAGO GMBH

/s/Driss Khalfioui	/s/Hans-Christian Boos
Name: Driss Khalfioui	Name: Hans-Christian Boos
Title: Prokurist	Title: Managing Director
Date: 24.1.22	Date: 24.1.22

HANS-CHRISTIAN BOOS

/s/ Han-sChristian Boos
Date: 24.1.22